UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-22229

VITAL IMAGES, INC.

(Exact name of Issuer as specified in its charter)

5850 Opus Parkway, Suite 300

Minnetonka, Minnesota 55343-4414

(952) 487-9500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  one

Pursuant to the requirements of the Securities Exchange Act of 1934 Vital Images, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 16, 2011	By:	/s/ Michael H. Carrel
Michael H. Carrel
President and Chief Executive Officer